UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

INVESTVIEW, INC.

(Name of Issuer)

COMMOM STOCK PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46183W101

(CUSIP Number)

FREEDOM ENTERPRISES LLC

Jeremy Roma, Managing Partner

8 Mountain Brook

Irvine, California 92620

312-533-0783

December 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46183W101	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FREEDOM ENTERPRISES LLC FORMATION NUMBER 1701180
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED ARAB EMIRATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 200,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 46183W101	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEREMY ROMA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES of AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 200,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46183W101	13D	Page 4 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (“Common Stock”) of Investview, Inc., a Nevada Corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 234 Industrial Way West, Ste. A202, Eatontown, New Jersey 07724

Item 2. Identity and Background.

(a)	This 13D is filed on behalf of Freedom Enterprises, LLC, and Jeremy Roma collectively.

(b)	The principal business address of each person is 234 Industrial Way West, Ste., A202, Eatontown, New Jersey 07724

(c)	Freedom Enterprises markets technology products retail and Jeremy Roma is the Managing Partner.

(d)	During the past five years none of the reporting persons has been convicted in a criminal proceeding )excluding traffic violations or similar misdemeanors).

(e)	During the past five years , none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgement , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Freedom Enterprises LLC is a United Arab Emirates limited liability company and Jeremy Roma is a US Citizen.

Item 3. Source or Amount of Funds or Other Consideration.

Freedom Enterprises LLC was issued 200,000 shares of Investview’s common stock in March 2019 as compensation to be earned in tranches based on specified profit milestones and are to remain restricted until each of the earnout milestone tranches are earned. Any shares remaining unearned as of September 15, 2024 will be forfeited.

Item 4. Purpose of Transaction.

The purpose of the transaction is to incent Jeremy Roma through his LLC to generate profits for the Issuer as described above. On December 3rd 2019 Mr. Roma was elected to the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 200,000,000 shares, or approximately 7.3% of the class of securities identified in Item 1 based on 2,730,271,816 shares outstanding as of November 12, 2019 as reported in the Issuers Form DEF 14C filed with the Securities and Exchange Commission on December 10, 2019.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Persons is set forth in Items 7 to 10 of pages 2-3 of this Schedule 13D and such information is incorporated herein by reference.

(c) Except as reported above none of the Reporting Persons has had any transaction in the class of securities reported herein during the past 60 days.

(d) Not Applicable.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

NONE

CUSIP No. 46183W101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME Freedom Enterprises LLC

/s/ Jeremy Roma
Jeremy Roma
Managing Partner